Exhibit 99.10

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Aurora Cannabis Inc.

We consent to the use in this annual report on Form 40-F of our report, dated September 24, 2018, on the consolidated financial statements of Aurora Cannabis Inc. (the “Company”) which comprise the consolidated statements of financial position as at June 30, 2018 and June 30, 2017, the consolidated statements of financial position, comprehensive income (loss), changes in equity and cash flows for the years ended June 30, 2018 and June 30, 2017, and notes, comprising a summary of significant accounting policies, significant judgements and other explanatory information.

We also consent to the incorporation by reference of such report in the Company’s Registration Statement (333-230692) on Form F-10/A.

/s/MNP LLP

Chartered Professional Accountants
March 27, 2020
Vancouver, British Columbia, Canada